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R. NEIL MILLER neil.miller@dlapiper.com T (202) 861-3860 F (202) 689-8461

Via Courier, Facsimile and EDGAR

January 16, 2007

David H. Roberts, Attorney-Advisor
Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561 CF/AD8
Washington, D.C. 20549

Re:	Cornerstone Institutional Growth REIT, Inc.
Registration Statement on Form S-11
Filed on December 28, 2006
File No. 333-139704

Dear Mr. Roberts:

On December 28, 2006, Cornerstone Institutional Growth REIT, Inc. filed its initial registration statement on Form S-11.  On January 4, 2007, we learned that the staff of the Securities and Exchange Commission (“SEC Staff”) would be conducting a full review of this registration statement on Form S-11 and that you would be our legal examiner.  As the December 28, 2006 filing was Cornerstone Institutional Growth REIT’s initial Form S-11 filing, we would like to confirm the following:

(1) Distribution reinvestment plan: Cornerstone Institutional Growth REIT’s registration includes shares of common stock pursuant to our distribution reinvestment plan (“DRIP”).  These DRIP shares will be available to both investors who participate in Cornerstone Institutional Growth REIT’s primary offering and those persons who become shareholders other than by participating in Cornerstone Institutional Growth REIT’s primary offering.  Based on these facts, we intend to distribute the same prospectus to both primary offering investors and all DRIP investors, regardless of whether they participated in this primary offering.  Cornerstone Institutional Growth REIT intends to keep this prospectus updated and will distribute this prospectus so long as offers and sales are being made under the DRIP.

(2) Proposed Stock Repurchase Plan: Cornerstone Institutional Growth REIT understands that it is responsible for analyzing the applicability of the tender offer rules and the availability of any exemption. We have considered applicable SEC Division of Corporation Finance no action letters. Further, in the very near term, we intend to submit a Regulation M exemption application for this proposed stock repurchase plan to the SEC’s Division of Market Regulation.

(3) Graphics:  Prior to first use, Cornerstone Institutional Growth REIT will provide the SEC Staff with supplemental copies of any graphics, maps, photographs, and related captions or other artwork including logos that Cornerstone Institutional Growth REIT intends to use in this preliminary prospectus.  Currently, Cornerstone Institutional Growth REIT has not prepared such graphics.  We will provide these materials when they are available.

(4) Sales literature: Pursuant to Item 19 of Industry Guide 5, Cornerstone Institutional Growth REIT will provide you with any promotional materials and sales literature, including those materials to be used only by broker-dealers.  Currently, Cornerstone Institutional Growth REIT has not yet prepared such materials.  We will provide these materials when they are available.

(5) Exhibits:  Cornerstone Institutional Growth REIT intends to file all remaining exhibits, including our legal and tax opinions of counsel, in a forthcoming amendment to this registration statement.  Cornerstone Institutional Growth REIT recognizes that the SEC Staff will need adequate time to review the exhibits once filed and may have further comment.

As counsel to Cornerstone Institutional Growth REIT, we greatly appreciate the SEC Staff’s assistance in processing this filing.  If I can be of any assistance, please feel free to contact me at (202) 861-3860.

Sincerely,

/s/ R. Neil Miller

R. Neil Miller
DLA Piper US LLP